UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place, 55 Par-la-Ville

Road Hamilton HM 11

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

ITEM 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Seadrill Limited (SDRL) – Simon Johnson appointed President and Chief Executive Officer

Hamilton, Bermuda, March 24, 2022 – The Board of Seadrill Limited (“Seadrill” or the “Company”) is pleased to announce the appointment of Simon Johnson as President and Chief Executive Officer.

Mr. Johnson will replace Stuart Jackson as President and Chief Executive Officer with immediate effect.

Julie Robertson, Chair of the Board of Seadrill, commented:

“On behalf of the Board of Seadrill, I would like to thank Stuart for his contribution in guiding the company through its Chapter 11 bankruptcy reorganization. These have been difficult times and we appreciate his work in keeping the Company operating in a safe and effective manner. Stuart will no longer be President and Chief Executive Officer with immediate effect.

We are also pleased to announce that Simon Johnson will succeed Stuart as President and Chief Executive Officer of the Company. Simon has significant experience in the offshore drilling industry, having previously served as Chief Executive Officer of Borr Drilling, and in various roles with Noble Corporation, including most recently as Senior Vice President – Marketing and Contracts, Diamond Offshore and Seadrill. We believe that Simon is well-suited to lead the Seadrill team following its emergence from bankruptcy.”

Simon Johnson commented:

“I am excited to be joining the Seadrill team at a fascinating time in the industry. As someone who was at the very beginning of the Seadrill story, I am proud to return in a leadership role and look forward to working with our shareholders, employees, customers and vendors to re-launch our investment proposition with a laser focus on value creation.”

Media questions should be directed to Sara Dunne, Director of Communications +1 (281) 630-7064

Analyst and investor questions should be directed to Hawthorn Advisors +44 (0) 203 745-4960

Simon Johnson Biography

Simon W. Johnson has worked internationally for the past 25 years for a number of publicly listed offshore drilling contractors, including Diamond Offshore, Seadrill, Noble Corporation and Borr Drilling. His early career saw exposure to various rig and shore-based operational roles for MODUs in South East Asia before migrating to more commercially focused roles including Senior Vice President – Marketing and Contracts at Noble Corporation and Chief Executive Officer of Borr Drilling. Mr. Johnson has demonstrated strengths in strategy development, investor engagement and relationship management. Mr. Johnson has many years of exposure to board engagements and associated corporate governance and compliance issues. He holds a Bachelor of Commerce (Economics & Finance) from Curtin University and has completed the Advanced Management Program at Harvard Business School.

About Seadrill

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations across the globe. Seadrill’s high quality, technologically advanced fleet spans all asset classes allowing its experienced crews to conduct its operations from shallow to ultra-deep-water environments. The Company owns and/or operates 32 rigs, which includes drillships, jack-ups and semi-submersibles.

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s regulatory filings and periodical reporting. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
Date: March 25, 2022	By:	/s/ Simon Johnson
Name: Simon Johnson
Title: Chief Executive Officer of Seadrill Management Ltd.
(Principal Executive Officer of Seadrill Limited)